UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-22354
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Martek Biosciences Corporation 401(k) Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045

Martek Biosciences Corporation 401(k) Retirement Savings Plan
December 31, 2006 and 2005
Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Summary of Significant Accounting Policies	6
Notes to Financial Statements	9

SUPPLEMENTAL SCHEDULE	12

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006	13

Report of Independent Registered Public Accounting Firm
Board of Trustees
Martek Biosciences Corporation
  401(k) Retirement Savings Plan
Columbia, Maryland
We have audited the accompanying statements of net assets available for benefits of Martek Biosciences Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Martek Biosciences Corporation 401(k) Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Clifton Gunderson LLP
Baltimore, Maryland
June 26, 2007

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS
INVESTMENTS
Participant directed investments	$15,455,242	$11,391,131

RECEIVABLES
Employer	833,355	731,709
Participants	—	109,932

Total receivables	833,355	841,641

TOTAL ASSETS	16,288,597	12,232,772

LIABILITIES

REFUNDS OF EXCESS CONTRIBUTIONS	85,458	—

NET ASSETS AVAILABLE FOR BENEFITS	$16,203,139	$12,232,772

These financial statements should be read only in connection with the accompanying summary of significant accounting
policies and notes to financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2006 and 2005

	2006	2005
ADDITIONS:

Contributions:
Participants	$2,264,872	$2,105,705
Employer	833,355	731,487
Rollovers	151,905	137,859

Total contributions	3,250,132	2,975,051

Investment income:
Net appreciation (realized and unrealized) in fair value of investments	503,706	—
Interest on participant loans	19,377	11,521
Dividends	826,246	397,538

Total investment income	1,349,329	409,059

Total additions	4,599,461	3,384,110

DEDUCTIONS:

Benefits paid to participants	543,601	304,004
Net depreciation (realized and unrealized) in fair value of investments	—	704,835
Refunds of excess contributions	85,458	—
Fees	35	82

Total deductions	629,094	1,008,921

NET INCREASE	3,970,367	2,375,189

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	12,232,772	9,857,583

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$16,203,139	$12,232,772

These financial statements should be read only in connection with the accompanying summary of significant accounting
policies and notes to financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2006 and 2005
The following description of the Martek Biosciences Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
GENERAL
The Plan, which was adopted effective as of November 1, 1997, is a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all employees of the Company who are age 21 or older. To be eligible for the employer’s discretionary matching contributions participants must be employed at year-end. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan excludes from participation certain nonresident aliens with no income from sources within the United States of America, leased employees and self-employed individuals as defined in the Plan document.
CONTRIBUTIONS
Participants are able to contribute to the Plan up to 100% of their annual compensation as defined in the Plan, subject to certain limitations as determined by the Internal Revenue Service. The Company, the Plan’s sponsor, may provide a discretionary matching contribution and also a discretionary profit sharing contribution to the Plan. During 2006 and 2005, the Company provided a discretionary matching contribution of 50% of participant contributions up to 6% of the participant’s salary.
Rollovers from other qualified plans are permitted. Catch-up contributions, as defined in the Plan, are permitted for eligible participants age 50 or older.
PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and earnings from the participant’s investment accounts.
VESTING
Participants are fully vested in their voluntary contributions. Discretionary matching and profit sharing contributions vest over a period of up to five years based on the participant’s length of service to the Company.
INVESTMENT OPTIONS
Participants may direct the investment of their contributions into various investment options offered by the Plan.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2006 and 2005
LOANS
Participants may borrow up to 50% of their vested account balance. The total of all loans for each participant may not exceed $50,000. The loans are secured by the balances in the participants’ accounts and bear interest at a rate commensurate with market rates for similar loans, as defined in the Plan. Principal and interest payments are automatically deducted from participants’ semi-monthly payroll checks from the Company.
PAYMENT OF BENEFITS
On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or periodic installments as defined by the Plan. For termination of services for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants may elect to defer payment for vested amounts greater than $1,000.
FORFEITURES
On termination of service unvested balances are transferred to a forfeiture account. The balance of the forfeiture account from all participants may be used to pay administration expenses of the Plan. Any part of the forfeiture account that is not used to pay expenses will be allocated among active participants in accordance with the terms of the Plan. At December 31, 2006 and 2005, forfeited non-vested amounts totaled $10,750 and $2,568 respectively.
BASIS OF ACCOUNTING
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2006 and 2005
INVESTMENTS
Investments in mutual funds and the Company common stock are presented at fair value, based on the quoted market prices at year-end. Participant loans are stated at the outstanding principal balance, which approximates fair value. Money market funds are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.
EXPENSES
Administrative expenses of the Plan are generally paid by the Company, the Plan sponsor. Investment expenses assessed by the trustee are paid by the Plan and included in net appreciation (depreciation) in fair value of investments. The Company provides certain accounting, administrative, and investment management services to the Plan for which no fees are charged.
RISKS AND UNCERTAINTIES
The Plan, as directed by participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.
PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their employer contributions.
This information is an integral part of the accompanying financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — INVESTMENTS
The following presents the Plan’s investments as of December 31 that represent 5% or more of the Plan’s net assets available for benefits:

	2006	2005

Putnam Money Market Fund	$1,001,103	$717,864

Mutual Funds:
Putnam Fund for Growth and Income	1,727,970	1,466,717
Putnam Voyager Fund	1,382,487	1,273,051
Putnam International Equity Fund	1,470,954	973,201
Putnam Diversified Income Trust	1,155,337	937,308
Putnam New Opportunities Fund	1,115,072	931,573
Putnam Mid Cap Value Fund	887,806	653,121
George Putnam Fund of Boston	*	633,140

Company Common Stock	1,443,417	1,118,606

*	less than 5% threshold
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Company Common Stock	$(136,952)	$(984,295)
Mutual Funds	640,658	279,460

Net appreciation (depreciation) (realized and unrealized) in fair value of investments	$503,706	$(704,835)

NOTE 2 — FEDERAL INCOME TAX STATUS
The Company adopted a Prototype Non-Standardized 401(k) and Profit Sharing Plan with a cash or deferral arrangement, which received a favorable determination on August 9, 2002 from the Internal Revenue Service (the IRS). On October 26, 2006 the Plan was amended resulting in the Plan being considered an individually designed plan. The Plan has applied for, but has not yet received, a new determination letter from the IRS stating the Plan continues to qualify under applicable sections of the Internal Revenue Code. However, Management believes that the Plan remains qualified and therefore, the Plan is exempt from taxation.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 3 — RECONCILIATION OF DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005

Net assets available for benefits per the financial statements	$16,203,139	$12,232,772
Accrual for participants’ contributions receivable	—	(109,932)
Accrual for employer contributions receivable	(833,355)	(731,709)
Accrual for refunds of excess contributions	85,458	—

Net assets available for plan benefits per Form 5500	$15,455,242	$11,391,131

The following is a reconciliation of total contributions per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005

Total contributions per the financial statements	$3,250,132	$2,975,051
Accrual for participants’ contributions receivable	—	(109,932)
Prior year accrual for participants’ contributions receivable	109,932	102,249
Accrual for employer contributions receivable	(833,355)	(731,709)
Prior year accrual for employer contributions receivable	731,709	589,209

Total contributions per Form 5500	$3,258,418	$2,824,868

The following is a reconciliation of total expenses per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005

Total deductions per the financial statements	$629,094	$1,008,921
Dividends	—	(397,538)
Accrual for refunds of excess contributions	(85,458)	—

Total deductions per Form 5500	$543,636	$611,383

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 4 — RELATED PARTY TRANSACTIONS
The Plan invests in Company common stock. In addition, certain Plan investments represent shares of mutual funds managed by the trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.
NOTE 5 — RETIRED AND SEPARATED PARTICIPANTS
At December 31, 2006 and 2005, asset allocation to retired and separated participants, which are included in the Statements of Net Assets Available for Benefits, are $1,065,536 and $617,176, respectively.
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2006

	Identity of Issue, Borrower, Lessor or
	Similar Party	Fair Value

*	Putnam Money Market Fund	$1,001,103

	Mutual Funds:
*	Putnam Fund for Growth and Income	1,727,970
*	Putnam Voyager Fund	1,382,487
*	Putnam International Equity Fund	1,470,954
*	Putnam Diversified Income Trust	1,155,337
*	Putnam New Opportunities Fund	1,115,072
*	Putnam Mid Cap Value Fund	887,806
*	George Putnam Fund of Boston	651,865
*	Putnam Capital Opportunities Fund	750,644
	American Funds Growth Fund of America	618,719
	T. Rowe Price Equity Income Advisor Fund	499,879
	American Funds EuroPacific Growth Fund	592,645
*	Putnam Research Fund	317,549
	Vanguard 500 Index Trust Fund	394,016
	Lord Abbett Small Cap Value Fund	418,395
	MSIF Trust Mid Cap Growth	294,114
	CRM Mid Cap Value Fund	267,149
	Pimco Total Return Fund	156,893

*	Company Common Stock	1,443,417

	Participant loans, interest rate 4.0% to 8.25%, various maturities	309,228

	Total investments	$15,455,242

*	Represents a party-in-interest to the Plan.

Exhibits
     The following exhibit is attached to this Annual Report on Form 11-K

Exhibit
Number	Description of Exhibit

23.1	Consent of Clifton Gunderson LLP, Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTEK BIOSCIENCES CORPORATION 401(k) RETIREMENT SAVINGS PLAN
By:	/s/ Peter L. Buzy
	Name:	Peter L. Buzy
	Title:	Trustee

Date: June 28, 2007